Exhibit (a)(5)(F)

ROBBINS GELLER RUDMAN
& DOWD LLP

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

DAVID T. WISSBROECKER (243867)

EDWARD M. GERGOSIAN (105679)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

LABORERS’ LOCAL #231 PENSION FUND,	)	Case No. 37-2013-00050879-CU-BT-CTL
Individually and on Behalf of All Others) Similarly Situated,	)
	)	CLASS ACTION
)
Plaintiff,	)	AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW
)
vs.	)
)
WEBSENSE, 1NC.,	)	DATE ACTION FILED: 05/30/13
VISTA EQUITY PARTNERS,	)
TOMAHAWK ACQUISITIONS, LLC,	)
TOMAHAWK MERGER SUB, INC.,	)
JOHN MCCORMACK,	)
JOHN B. CARRINGTON,	)
CHARLES BOESENBERG,	)
BRUCE T. COLEMAN,	)
JOHN F. SCHAEFER,	)
MARK S. ST. CLARE,	)
GARY E. SUTTON,	)
PETER C. WALLER and	)
DOES 1-25, inclusive,	)
)
Defendants.	)
)

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of Websense, Inc. (“Websense” or the “Company”) common stock against Websense, the members of Websense’s Board of Directors (the “Board”), Vista Equity Partners (“VEP”), Tomahawk Acquisitions, LLC (“Tomahawk”) and Tomahawk Merger Sub, Inc. (“Merger Sub”) (VEP, Tomahawk and Merger Sub are collectively referred to as “Vista”), arising out of their breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty arising out of the proposed acquisition of Websense by Vista through an unfair process and at an unfair price (the “Proposed Acquisition”).

2. Based in San Diego, California, Websense is a global leader in protecting organizations from the latest cyber-attacks and data theft. Websense TRITON comprehensive security solutions unify web security, email security, mobile security and data loss prevention (“DLP”) at the lowest total cost of ownership. Tens of thousands of enterprises rely on Websense TRITON security intelligence to stop advanced persistent threats, targeted attacks and evolving malware. Websense prevents data breaches, intellectual property theft and enforces security compliance and best practices. A global network of channel partners distributes scalable, unified appliance- and cloud-based Websense TRITON solutions.

3. On May 20, 2013, the Company and VEP announced that the Company and affiliates of VEP had entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which Vista will acquire the Company for just $24.75 per share. On May 28, 2013 Tomahawk, an affiliate of VEP, commenced the cash tender offer of $24.75 per share. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of certain conditions, the Company will merge with Merger Sub, and all outstanding shares of the Company’s common stock (other than shares held by Tomahawk, Merger Sub or the Company and shares held by the Company’s stockholders who are entitled to and properly demand and perfect appraisal of such shares pursuant to the applicable provisions of Delaware law) will be automatically cancelled and converted into the right to receive cash equal to the $24.75 offer price per share.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

4. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Websense to Vista on terms preferential to defendants and other Websense insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Board failed to undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, and let conflicted Company management control the sales process. The Company’s management tailored the sales process to ensure a quick sale to its preferred private equity firm and failed to give fair treatment to strategic buyers who were likely to pay a higher price to the Company’s shareholders but unlikely to retain management.

5. The unfair process has resulted in an unfair offer to the Company’s shareholders. The proposed tender offer per share price of $24.75 drastically undervalues the Company, including the incredible potential associated with the Company’s TRITON platform. The offered consideration does not compensate shareholders for the Company’s intrinsic value and stand-alone alternatives going forward.

6. On the other hand, from the Proposed Acquisition, Websense’s officers will receive millions of dollars in special payments – not being made to ordinary shareholders – for change-of-control payments, currently unvested stock options, performance units and restricted shares, all of which shall, upon the merger’s closing, become fully vested and exercisable. Defendant John McCormack (“McCormack”), who has been CEO of the Company since only January of this year, is set to receive a $10.6 million cash payout in connection with the Proposed Acquisition.

7. But that is not all. In addition to “cashing in” their illiquid holdings, the Company’s management will be staying on board after the transaction. Accordingly, the Company’s management – and not the Company’s current shareholders – will get the benefit of the Company’s prospects and growth.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

8. To protect against the threat of alternate bidders out-bidding Vista after the announcement, defendants implemented preclusive deal protection devices to guarantee that Vista will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Websense.

9. First, pursuant to the Merger Agreement, Vista commenced the tender offer on May 28, 2013. The initial offer period of the tender offer will expire in less than thirty days, on June 25, 2013. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. The Company has granted to Vista an irrevocable right (the “Top-Up Option”), which Vista may exercise following the closing of the tender offer, to purchase from the Company, at a price per share equal to the tender offer price of $24.75 per share, up to that number of newly issued shares of Company common stock (the “Top-Up Shares”) that, when added to the number of shares of Company common stock owned by Vista at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the shares of Company. Once Vista controls one share more than 90% of the outstanding Websense shares, Vista will affect the merger as a short-form merger – to cash out any shareholders who do not tender – without so much as a shareholder vote.

10. Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Acquisition as a coercive tender offer by granting Vista the Top-Up Option, which, pursuant to the terms of the Merger Agreement, will allow Vista to issue sufficient shares to itself in order to effectuate a short-form merger, even if Websense’s minority shareholders fail to support the Proposed Acquisition. The Top-Up Option itself also allows Vista to purchase the Top-Up Shares with a promissory note payable in one year, i.e., well after the close of the resulting short-form merger.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

11. Second, to ensure Vista, and only Vista, acquires Websense, defendants included several deal protection devices in the Merger Agreement with whom the Company has been actively engaged in discussions or negotiations with respect to an acquisition proposal which could reasonably be expected to result in a superior offer (such persons, the “Excluded Persons”).

12. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders; while the Merger Agreement provides for a limited exception to the no-shop clause to permit Websense to continue negotiations and discussions with certain excluded persons (the “Excluded Persons”) until June 7, 2013, this provision is illusory in light of the next two deal protection devices; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Vista, and allow Vista to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay Vista $17.2 million if the Proposed Acquisition is terminated in favor of a proposal from an Excluded Person, or $34.5 million if the Proposed Acquisition is terminated in favor of any other proposals.

13. In furtherance of their breaches of fiduciary duties in connection with the Proposed Acquisition, on May 29, 2013, defendants caused the Company to file a materially misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”) with the United States Securities and Exchange Commission (“SEC”) advising shareholders to tender their shares in the tender offer. However, the 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision as to whether to tender their shares in the tender offer.

14. The 14D-9, which recommends that Websense shareholders tender their shares in the Proposed Acquisition, omits and/or misrepresents material information about the unfair sales process for the Company, conflicts of interest that corrupted the sales process, the unfair consideration offered

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

in the Proposed Acquisition as compared to the actual intrinsic value of the Company, and the analyses conducted by Merrill Lynch, Pierce, Fenner & Smith Inc. (“BofA Merrill Lynch”) (including the underlying methodologies, projections, key inputs, and multiples relied upon and observed by the Company’s financial advisor) underlying its fairness opinion provided to and relied on by the Board. Without all material information, the Company’s shareholders are unable to make an informed decision in connection with the Proposed Acquisition.

15. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to defendants, the tender offer has commenced and will close in less than a month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

JURISDICTION AND VENUE

16. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, art. IV, §10, because this case is a cause not given by statute to other trial courts.

17. This Court has jurisdiction over Websense because Websense is a citizen of California and Delaware as it is incorporated in Delaware and has its principal place of business at 10240 Sorrento Valley Road, San Diego, California 92121. This action is not removable.

18. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

THE PARTIES

19. Plaintiff Laborers’ Local #231 Pension Fund is, and at all times relevant hereto was, a shareholder of Websense.

20. Defendant Websense is a Delaware corporation headquartered in San Diego, California. Defendant Websense is sued herein as an aider and abetter.

21. Defendant VEP is a U.S. based private equity firm with offices in San Francisco, Chicago and Austin. Defendant Vista is sued herein as an aider and abetter.

22. Defendant Tomahawk is a Delaware limited liability company and an affiliate of VEP. Defendant Tomahawk is sued herein as an aider and abetter.

23. Defendant Merger Sub is a Delaware corporation, a wholly-owned sub of Tomahawk and an affiliate of VEP. Defendant Merger Sub is sued herein as an aider and abetter

24. Defendant McCormack is and has been at all relevant times Websense’s CEO and a member of the Board.

25. Defendant John B. Carrington is and has been at all relevant times Websense’s Chairman and a member of the Board.

26. Defendant Charles Boesenberg (“Boesenberg”) is and has been at all relevant times a member of the Board.

27. Defendant Bruce T. Coleman is and has been at all relevant times a member of the Board.

28. Defendant John F. Schaefer is and has been at all relevant times a member of the Board.

29. Defendant Mark S. St. Clare is and has been at all relevant times a member of the Board.

30. Defendant Gary E. Sutton is and has been at all relevant times a member of the Board.

31. Defendant Peter C. Waller is and has been at all relevant times a member of the Board.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

32. The defendants named above in ¶¶24-31 are sometimes collectively referred to herein as the “Individual Defendants.”

33. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not know to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

CLASS ACTION ALLEGATIONS

34. Plaintiff brings this action on its own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Websense stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

35. This action is properly maintainable as a class action.

36. The Class is so numerous that joinder of all members is impracticable. According to Websense’s SEC filings, as of February 13, 2103, there were more than 36.5 million shares of Websense common stock outstanding, held by hundreds if not thousands of shareholders geographically dispersed across the country.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

37. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Acquisition;

(c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Websense or Vista;

(e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

(g) whether the Proposed Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would suffer irreparable injury unless defendants’ conduct is enjoined.

38. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

39. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

40. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

41. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

42. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

DEFENDANTS’ FIDUCIARY DUTIES AND THE “ENTIRE FAIRNESS” STANDARD

43. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s shareholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

44. In accordance with their duties of loyalty and good faith, defendants, as directors and/or officers of Websense are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

45. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Websense, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Websense common stock in the Proposed Acquisition.

46. Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

47. In committing the wrongful acts alleged herein, defendants have pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

48. Each of the defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each defendant acted with knowledge of the primary

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his overall contribution to, and furtherance of, the wrongdoing. The defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.

SUBSTANTIVE ALLEGATIONS

Background Leading Up to the Proposed Acquisition

49. Based in San Diego, California, Websense is a global leader in protecting organizations from the latest cyber-attacks and data theft. Websense’s multiple award-winning comprehensive security solutions – its TRITON platform – is the most the most advanced of its kind.

50. Although the Company, like most other companies, experienced a downturn in its stock price during the economic recession, the Company remains very optimistic about its future prospects, including the incredible potential of its TRITON platform. The Company’s billings are currently on an upswing, assisted by the significant growth in billing of its TRITON platform. In or around the fourth quarter of 2012, the Company made a substantial investment in expanding its global internal sales organization in order to accelerate the growth of its TRITON business.

51. On January 13, 2013, Websense announced certain changes to its management team. The Company named McCormack as the Company’s new CEO and Russ Dietz as the Company’s new Chief Technology Officer (“CTO”). The Company also appointed Boesenberg as a new Board member.

52. In or around the early spring of 2013, Company insiders began agitating for a sale of the Company. Concerned about a proxy fight and the potential removal of current management and/or Board members, on March 1, 2013, the Company’s management advocated hiring BofA Merrill Lynch as a potential financial advisor to Websense in connection with defensive strategies, including a potential sale of the Company.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

53. Beginning in March 2013, several private equity firms, including Vista, began talking to the Company’s management regarding a potential acquisition of the Company. The Board had not previously authorized these discussions, nor was the Board involved in these discussions.

54. On April 2, 2013, the Board became informed that Websense had become a target of private equity firms. The Board also was informed that at least three private equity firms, at this time, had submitted acquisition proposals with indicative price ranges. Despite the clear potential for conflicts of interest for the Company’s management in a private equity deal, the Board never considered setting up a special committee to protect the Company’s shareholders and did not instruct management to halt discussions with all parties until the Board had set up adequate protections on behalf of the shareholders. The Board, instead, permitted the Company’s management to continue directly negotiating with the private equity firms.

55. For the next month, the Company’s management focused exclusively on private equity firms. The Board accepted at face value management’s representations that no strategic buyer – one that was likely to pay a higher price but would not retain management – was interested in pursuing a potential transaction with the Company.

56. At some point between April 2 and May 3, 2013, however, a strategic company made its interest in a potential acquisition known to the Company. From May 3 to May 5, 2013, BofA Merrill Lynch belatedly contacted four strategic companies to inquire about their interest in acquiring the Company.

57. On May 8, 2013, an additional strategic company (“Strategic H”) – one that was not included in the four contacted by BofA Merrill Lynch – contacted BofA Merrill Lynch to indicate its interest in a potential transaction with the Company. The Board failed to give adequate consideration as to whether the sales process was tailored to exclude higher-priced offers from potential viable strategic buyers, and simply permitted the Company’s management to run to the finish line with its preferred private equity firm.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

58. Only one day after Strategic H indicated its interest in an acquisition, on May 9, 2013, BofA Merrill Lynch instructed the remaining private equity firms and Strategic H to submit its final offer by May 24, 2013.

59. The result was predetermined. On May 18, 2013, Strategic H submitted an offer at a price range of $23.00 to $25.00 per share, requesting additional time to, among other things, complete its due diligence.

60. The Board ignored Strategic H’s request. On May 19, 2013 – within only seven weeks of Vista’s initial outreach and before the May 24, 2013 deadline previously indicated by BofA Merrill Lynch – the Board agreed to sell Websense to Vista for a mere $24.75 per share.

The Proposed Acquisition

61. On May 20, 2013, the Company and VEP announced that the Company and affiliates of VEP had entered into the Merger Agreement pursuant to which Vista will acquire the Company for just $24.75 per share. On May 28, 2013 Tomahawk, an affiliate of VEP, commenced the cash tender offer of $24.75 per share. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of certain conditions, the Company will merge with Merger Sub and all outstanding shares of the Company’s common stock (other than shares held by Tomahawk, Merger Sub or the Company and shares held by the Company’s stockholders who are entitled to and properly demand and perfect appraisal of such shares pursuant to the applicable provisions of Delaware law) will be automatically cancelled and converted into the right to receive cash equal to the $24.75 offer price per share.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

62. Websense’s press release announcing the Proposed Acquisition states in pertinent part:

Websense Signs Definitive Agreement to be Acquired by Vista Equity Partners

. . . Websense, Inc., global leader in protecting organizations from the latest cyber-attacks and data theft, today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading private equity firm focused on investments in software, data and technology-enabled businesses.

“After detailed discussions with several potential acquirers, the Websense board of directors is pleased to approve this agreement,” said John Carrington, chairman of the Websense board of directors. “It provides stockholders with immediate and substantial cash value that reflects our assessment of the fair value of the company.”

Under the terms of the agreement, Websense stockholders will receive $24.75 in cash for each share of Websense common stock they hold, representing a premium of approximately 29 percent over Websense’s closing price on May 17, 2013 and a 53 percent premium to Websense’s average closing price over the past 60 days. The Websense board of directors unanimously recommends that the company’s stockholders tender their shares in the tender offer.

“Vista shares a similar vision for the company, including a dedication to developing and delivering best-in-class cyber security to our customers,” said John McCormack, Websense CEO. “Vista brings an operational discipline that will enable us to continue to invest in the business and technology innovation.”

“We are long-term investors in enterprise software and data companies that are committed to being leaders in their markets,” said Robert F. Smith, CEO and founder of Vista Equity Partners. “We are impressed with Websense’s market-leading product suite and the compelling value proposition it offers to its customers. We look forward to working with the company to enable it to reach its full potential.”

Upon closing, Websense will become a privately held company. Websense senior management is expected to continue with the company and its headquarters are expected to remain in San Diego.

Under the terms of the agreement, an affiliate of Vista will commence a tender offer for all of the outstanding shares of the Websense common stock. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. Websense expects the transaction to close before the end of the third quarter of 2013.

BofA Merrill Lynch is serving as financial advisor to Websense. Cooley LLP is acting as Websense’s legal advisor. Kirkland & Ellis LLP is acting as Vista’s legal advisor. J.P. Morgan Securities LLC, RBC Capital Markets and Guggenheim Partners have agreed to provide debt financing in connection with the transaction.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

63. The May 28, 2013 press release announcing the commencement of Vista’s tender offer states in pertinent part:

Vista Equity Partners Commences Tender Offer for All Outstanding Shares of Websense, Inc.

… Websense, Inc. (the “Company” or “Websense”) and Vista Equity Partners today announced that Tomahawk Merger Sub, Inc. has commenced the previously-announced tender offer for all of the outstanding shares of common stock of the Company at a price of $24.75 per share, net to the seller in cash without interest. Tomahawk Merger Sub, Inc. and its parent company, Tomahawk Acquisitions, LLC, are affiliated with Vista Equity Partners Fund IV, L.P.

On May 20, 2013, the Company and Vista Equity Partners announced that the Company and affiliates of Vista Equity Partners had entered into a definitive merger agreement pursuant to which the tender offer would be made. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of certain conditions, the Company will merge with Tomahawk Merger Sub, Inc., and all outstanding shares of the Company’s common stock (other than shares held by Tomahawk Acquisitions, LLC, Tomahawk Merger Sub, Inc., or the Company and shares held by the Company’s stockholders who are entitled to and properly demand and perfect appraisal of such shares pursuant to the applicable provisions of Delaware law) will be automatically cancelled and converted into the right to receive cash equal to the $24.75 offer price per share. In certain cases, the parties have agreed to proceed with a one-step merger transaction if the tender offer is not completed.

After careful consideration, the board of directors of the Company has determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable and in the best interests of the Company and its stockholders. Accordingly, the Board of Directors has recommended that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote in favor of the adoption and approval of the merger agreement.

Tomahawk Acquisitions, LLC and Tomahawk Merger Sub, Inc. are filing with the Securities and Exchange Commission (the “SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the Company’s board of directors that the Company’s stockholders tender their shares into the tender offer.

The completion of the tender offer is subject to conditions, including, among others, the satisfaction of a minimum tender condition, the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the receipt of proceeds under executed bank commitment letters.

The tender offer and withdrawal rights are scheduled to expire at 9 a.m., New York City time, on Tuesday, June 25, 2013, unless extended or earlier terminated in accordance with the terms of the merger agreement.

64. The proposed tender offer per share price of $24.75 drastically undervalues the Company, including among other things, the incredible potential of the Company’s TRITON product. On April 25, 2013, for example, Websense released its first quarter 2013 financial results reflecting

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

record billings and the continued strength of the Company’s TRITON platform. Specifically, Websense reported record first quarter billings of $81.8 million, and TRITON solutions billings of $54.7 million, an increase of 11.6% compared to the first quarter of 2012. Further, Websense exceeded analyst earnings per share and net income expectations for the quarter, and in seven of the previous nine quarters while exceeding analyst sales expectations in the past three consecutive quarters and in six of the previous nine quarters. Moreover, the Company reported a 19% increase in the number of transactions over $100,000.

65. In announcing the results, Websense CEO McCormack commented, “This demonstrates the strength of our core business and the appeal of TRITON to our larger enterprise target customers. Our recent sales expansion is already showing benefits with an increased sales pipeline for the second quarter and the rest of the year. We remain confident in our ability to execute successfully on the growing market opportunity for advanced security solutions, and to deliver sustained and profitable billings growth.”

66. Defendants are attempting to benefit from their knowledge that the Company’s stock is substantially undervalued in the market.

67. In addition, BofA Merrill Lynch’s financial analyses does not support the fairness of the proposed tender offer per share price of $24.75. On April 1, 2013, the Company retained management-endorsed BofA Merrill Lynch as a financial advisor. The Company agreed to pay BofA Merrill Lynch $12 million for its services – $11.5 million or 96% of which is contingent on the completion of the Proposed Acquisition. BofA Merrill Lynch also has a pre-existing financial relationship with Vista, and has in the last two years, received approximately $30 million from Vista for various services. Incentivized to advance these relationships and obtain its contingency fee, BofA Merrill Lynch subsequently manipulated its financial analyses to make the Proposed Acquisition consideration appear fair to the Company’s shareholders, when it is not.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

68. By way of example, in its fairness analyses, BofA Merrill Lynch acknowledged that Websense’s peer group included certain mid-cap growth security but unreasonably and selectively excluded these mid-cap growth security companies when subjectively selecting a range of valuation multiples to apply to Websense. Because the valuation multiples for the mid-cap growth security companies are significantly higher than the other comparable companies (e.g., median of 29.3x to 10.6x), BofA Merrill Lynch’s exclusion of the mid-cap growth security companies yielded a significantly lower valuation of the Company in its analyses. Had BofA Merrill Lynch appropriately included the mid-cap growth security companies, BofA Merrill Lynch’s financial analyses would demonstrated that the proposed tender offer price of $24.75 is significantly below and outside the range of fairness implied by its valuation analyses.

69. Additionally, in its fairness analyses, BofA Merrill Lynch acknowledged that the Company’s stock price was $19.23 on May 17, 2013, the last trading day prior to the announcement of the Proposed Acquisition. However, BofA Merrill Lynch unreasonably and selectively uses a significantly lower stock price – $15.50 – as the Company’s stock price to calculate and evaluate premium. Had BofA Merrill Lynch appropriately utilized the $19.23 stock price, BofA Merrill Lynch’s financial analyses would demonstrated that the proposed tender offer price of $24.75 is significantly below and outside the range of fairness implied by its valuation analyses.

70. A diligent, informed, properly-functioning Board would have (and should have) observed these fundamental flaws and required BofA Merrill Lynch to provide an accurate picture of the Proposed Acquisition. The Board did not and relied on BofA Merrill Lynch’s flawed fairness analyses in approving the proposed tender offer price of $24.75.

71. Defendants are attempting deprive Company shareholders of the true value of their shares, as the Proposed Acquisition substantially undervalues the Company.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

72. With the Proposed Acquisition, Vista and the Company’s management – and not the Company’s current shareholders – will get the benefit of the Company’s prospects and growth. In other words, the Proposed Acquisition offers little for the control of a company poised for significant future growth.

73. In this private equity deal lead by Vista, Websense’s existing management team will continue to hold key senior leadership positions at the Company following the close of the transaction.

74. From the Proposed Acquisition, Websense’s officers and directors will also receive millions of dollars in special payments – not being made to ordinary shareholders – for currently unvested stock options, performance units and restricted shares, all of which shall, upon the merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition millions of dollars in change-of-control payments. McCormack, who has been CEO of the Company since only January of this year, is set to receive a $10.6 million cash payout in connection with the Proposed Acquisition.

75. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Websense to Vista on terms preferential to defendants and other Websense insiders and to subvert the interests of plaintiff and the other public stockholders of the Company.

76. To protect against the threat of alternate bidders out-bidding Vista after the announcement, defendants implemented preclusive deal protection devices to guarantee that Vista will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Websense.

77. First, pursuant to the Merger Agreement, Vista commenced the tender offer on May 28, 2013. The initial offer period of the tender offer will expire in less than thirty days, on June 25, 2013. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock. The Company has granted to Vista the Top-Up Option, which Vista may

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

exercise following the closing of the tender offer, to purchase from the Company, at a price per share equal to the tender offer price of $24.75 per share, up to that number of newly issued shares of Company common stock that, when added to the number of shares of Company common stock owned by Vista at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the shares of Company. Once Vista controls one share more than 90% of the outstanding Websense shares, Vista will affect the merger as a short-form merger – to cash out any shareholders who do not tender – without so much as a shareholder vote.

78. Thus, defendants have compounded this breach of their fiduciary duties by structuring the Proposed Acquisition as a coercive tender offer by granting Vista the Top-Up Option, which, pursuant to the terms of the Merger Agreement, will allow Vista to issue sufficient shares to itself in order to effectuate a short-form merger, even if Websense’s minority shareholders fail to support the Proposed Acquisition. The Top-Up Option itself allows Vista to purchase the Top-Up Shares with a promissory note payable in one year, i.e., well after the close of the resulting short-form merger.

79. Second, to ensure Vista, and only Vista, acquires Websense, defendants included several deal protection devices in the Merger Agreement with whom the Company has been actively engaged in discussions or negotiations with respect to an acquisition proposal which could reasonably be expected to result in a superior offer.

80. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders; while the Merger Agreement provides for a limited exception to the no-shop clause to permit Websense to continue negotiations and discussions with certain excluded persons until June 7, 2013, this provision is illusory in light of the next two deal protection devices; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Vista, and allow Vista to match any competing proposal; and (iii) a termination and

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

expense fee provision that would require the Company to pay Vista $17.2 million if the Proposed Acquisition is terminated in favor of a proposal from an Excluded Person, or $34.5 million if the Proposed Acquisition is terminated in favor of any other proposals.

81. Defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Websense’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to their liquidity goals, as well as to the interests of Vista.

The False and Misleading Proxy

82. On May 29, 2013, defendants filed the 14D-9, recommending that Websense shareholders tender their shares to Vista, and if applicable, vote to approve the Proposed Acquisition. The 14D-9 is materially deficient in that it fails to disclose sufficient information to shareholders to determine whether to tender their shares. The 14D-9 contains numerous material misstatements and otherwise fails to disclose material information about the flawed sales process, including:

(a) whether any company is currently under a standstill provision prohibiting it from taking certain actions in connection with any potential competing bid;

(b) the timing, circumstances and content of any discussions and/or agreements concerning rollover opportunities for management;

(c) the prices and/or premiums of the highest offers received in the 2011 process;

(d) the nature of the “supplemental financial information” provided to Vista around April 16, 2013;

(e) the timing, circumstances and content of the “in-bound expression of interest” from a strategic party around May 3, 2013;

(f) the content of what was communicated to the four strategic parties contacted by BofA Merrill Lynch around May 3, 2013; and

(g) a comparison of the due diligence made available and received by Strategic H versus Vista.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

83. As defendants seek shareholder tenders, defendants have a duty to disclose fully and fairly all material details of the sales process, including those set forth in the previous paragraph. Shareholders are entitled to know, before tendering or seeking appraisal, the details that led to the Board’s decision to sell the Company for an unfair price.

84. The 14D-9 also makes numerous material misstatements and otherwise failed to disclose material information about conflicts of interests that burdened the Board, Company management and their advisors, including:

(a) the circumstances and basis of the appointment of McCormack;

(b) the identities and circumstances of the director nomination from a shareholder of the Company;

(c) the basis for the Board’s decision to put the process of selling, and the sale of Websense, in the hands of McCormack and the Company’s management;

(d) the specifics of any rollover opportunities for Company management; and

(e) the basis for the Board’s selection of, and the process by which the Board selected and retained the conflicted BofA Merrill Lynch as its sole financial advisor on the Proposed Acquisition, whether any other financial institutions were considered, and the reason why the financial advisor retained in 2011 in connection with the terminated process was not retained in 2013.

85. In order for shareholders to make an informed decision about whether to tender or seek appraisal, defendants are required to disclose even potential conflicts of interest. Here the conflicts are more than potential, as Websense’s financial advisor, its Board and its management are all conflicted. Shareholders are entitled to know if their fiduciaries have interests in the transaction that are even potentially in conflict with the shareholders’ interest in maximized value. This information is material because shareholders must be told of all potential and actual conflicts of interests that bear on a director’s ability to objectively assess merger transactions.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

86. In the 14D-9 defendants also made several material misleading statements or otherwise failed to disclose material information about critical data and inputs underlying the financial analyses supporting the fairness opinion of the Board’s financial advisor BofA Merrill Lynch, including:

(a) With respect to BofA Merrill Lynch’s Selected Publicly Traded Companies Analysis: (i) the criteria BofA Merrill Lynch used to select the companies utilized in the analysis; (ii) the “EV/FCF” and “P/E” multiples for each of the comparable public companies in this analysis; and (iii) the adjustments and results of this analysis when incorporating the excluded mid-cap growth security companies’ valuation multiples;

(b) With respect to BofA Merrill Lynch’s Selected Precedent Transactions Analysis: (i) the universe of transactions BofA Merrill Lynch examined in the analysis and the criteria BofA Merrill Lynch used to select the transactions utilized in the analysis; and (ii) the “EV/NTM EBITDA” multiples for each of the precedent transactions selected by BofA Merrill Lynch;

(c) With respect to BofA Merrill Lynch’s Present Value of Future Stock Price Analysis: (i) the inputs and assumptions used by BofA Merrill Lynch to derive the discount rate (10.0%) used in its analysis; and (ii) the adjustments and results of this analysis when applying multiples that incorporate the excluded mid-cap growth security companies’ valuation multiples;

(d) With respect to BofA Merrill Lynch’s Discounted Cash Flow Analysis: (i) the inputs and assumptions used by BofA Merrill Lynch to derive the range of discount rates (9.0% to 11.0%) used in its analysis; (ii) the 2018 estimate of unlevered FCF; (iii) industry growth rate projections and sources; and (iv) expenses; and

(e) With respect to BofA Merrill Lynch’s Selected Premiums Paid Analysis, the adjustments and results of this analysis when utilizing the premium over the Company’s stock price one day prior to the announcement of the Proposed Acquisition.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

87. There is no more material information to shareholders in a merger than the information underlying or supporting the purported “fair value” of their shares. Shareholders are entitled to the information necessary to inform a decision as to the adequacy of the merger consideration, which includes the underlying data (including management’s projections) the investment banker relied upon, the key assumptions that the financial advisor used in performing valuation analyses, and the range of values that resulted from those analyses. Here the analyses of the financial advisor incorporated certain critical assumptions that significantly affected the output (valuation) of the analyses. Without this material information, shareholders have no basis on which to judge the adequacy of Vista’s offer.

88. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to defendants, the tender offer has commenced and will close in less than a month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duty

Against the Individual Defendants

89. Plaintiff repeats and realleges each allegation set forth herein.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

90. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and independence owed under applicable law to the public shareholders of Websense and have acted to put their personal interests ahead of the interests of Websense’s shareholders.

91. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

92. The Individual Defendants have violated and continue to violate their fiduciary duties by attempting to enter into a transaction without regard to the fairness of the transaction to Websense’s shareholders. Defendants Websense and Vista directly breached and/or aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Websense’s stock.

93. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Websense because, among other reasons:

(a) they failed to properly value Websense;

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Acquisition; and

(c) they failed to disclose material information to the Company’s shareholders when recommending the Proposed Acquisition.

94. Because the Individual Defendants dominate and control the business and corporate affairs of Websense, and are in possession of private corporate information concerning Websense’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Websense which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits, which will absolve them of their liabilities, to the detriment of holders.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

95. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

96. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

97. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and may consummate the Proposed Acquisition.

98. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

99. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Defendants Websense, VEP, Tomahawk and Merger Sub

100. Plaintiff repeats and realleges every allegation set forth herein.

101. Defendants Websense, VEP, Tomahawk and Merger Sub aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Websense, including plaintiff and the members of the Class.

102. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

103. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

104. Websense, VEP, Tomahawk and Merger Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

105. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Individual Defendants adopt and implement a fair procedure or process to sell the Company and provide all material disclosures to shareholders to enable them to make informed decisions in connection with the Proposed Acquisition;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Websense’s shareholders;

D. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable and/or injunctive relief as this Court may deem just and proper.

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

DATED: June 13, 2013	ROBBINS GELLER RUDMAN
& DOWD LLP
RANDALL J. BARON
A. RICK ATWOOD, JR.
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN

DAVID T. WISSBROECKER

655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

CAVANAGH & O’HARA
MICHAEL O’HARA
PATRICK J. O’HARA
JOHN T. LONG
407 East Adams Street
Springfield, IL 62701
Telephone: 217/544-1771
217/544-9894 (fax)

Attorneys for Plaintiff

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

DECLARATION OF SERVICE BY MAIL

I, the undersigned, declare:

1. That declarant is and was, at all times herein mentioned, a citizen of the United States and a resident of the County of San Diego, over the age of 18 years, and not a party to or interested party in the within action; that declarant’s business address is 655 West Broadway, Suite 1900, San Diego, California 92101.

2. That on June 13, 2013, declarant served the AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW, by depositing a true copy thereof in a United States mailbox at San Diego, California in a sealed envelope with postage thereon fully prepaid and addressed to the parties listed on the attached Service List.

3. That there is a regular communication by mail between the place of mailing and the places so addressed.

I declare under penalty of perjury that the foregoing is true and correct. Executed on June 13, 2013, at San Diego, California.

DAWN CASSELMAN

AMENDED COMPLAINT FOR BREACHES OF FIDUCIARY DUTY AND VIOLATIONS OF STATE LAW

WEBSENSE STATE

Service List - 6/13/2013 (13-0077)

Counsel for Defendant(s)

Koji F. Fukumura	Michael J. Shipley
Cooley LLP	Kirkland & Ellis LLP
4401 Eastgate Mall	333 South Hope Street
San Diego, CA 92121	Los Angeles, CA 90017
858/550-6000	213/680-8400
858/550-6420 (Fax)	213/680-8500 (Fax)

Counsel for Plaintiff(s)

Michael W. O’Hara	Randall J. Baron
Patrick J. O’Hara	A. Rick Atwood
John T. Long	David T. Wissbroecker
Cavanagh & O’Hara	Robbins Geller Rudman & Dowd LLP
407 East Adams Street	655 West Broadway, Suite 1900
Springfield, IL 62701	San Diego, CA 92101
217/544-1771	619/231-1058
217/544-9894 (Fax)	619/231-7423 (Fax)